10029836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66619

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foresight Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Skokie Blvd., Ste. 507
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Keefe (847) 498-7564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kutchins, Robbins & Diamond, Ltd.
(Name – *if individual, state last, first, middle name*)

1101 Perimeter Drive, Ste. 760, Schaumburg Illinois 60173
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Keefe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresight Investments, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
LAURA J LAHERA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/20/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFIED PUBLIC ACCOUNTANTS

1101 PERIMETER DRIVE, SUITE 760 ■ SCHAUMBURG, IL 60173 ■ TEL 847.240.1040 ■ FAX 847.240.1055 ■ www.krdcpas.com

KUTCHINS ROBBINS & DIAMOND, LTD.

INDEPENDENT AUDITORS' REPORT

To the Members of
Foresight Investments, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Foresight Investments, LLC (an Illinois limited liability company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresight Investments, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kutchins, Robbins & Diamond, Ltd.

Schaumburg, Illinois
February 17, 2010

FORESIGHT INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
See notes to financial statements.

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	121,003
Commissions receivable		82,361
Miscellaneous receivables		3,585
Other current assets		26,123
Total current assets		233,072
PROPERTY AND EQUIPMENT		
Office equipment		8,217
Less: accumulated depreciation		(2,851)
Net property and equipment		5,366
OTHER ASSETS		
Security deposit		4,533
	$	242,971

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	1,549
Accrued expenses		22,392
Commissions payable		48,527
Total current liabilities		72,468
MEMBERS' EQUITY		170,503
	$	242,971